# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Loop Industries, Inc., CIK 0001504678
CUSIP: 543518104
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 480 FERNAND POITRAS, TERREBONNE, Quebec Canada (A8), J6Y 1Y4
Date of event which requires filing of this statement: 08/20/2026
Filed by CIK 0001821808
Persons authorized to receive notices and communications: Andrew Lapham, 135 Yorkville Avenue, 9th Floor, Toronto, Ontario Canada (A6), M5R 0C7, (416) 925-6609

## Reporting persons
- Northern Private Capital Fund I Non-Resident Limited Partnership (CIK 0001821808): type of reporting person: partnership (PN); citizenship or place of organization: Canada (Federal Level) (Z4); member of a group; source of funds: affiliate funds (AF), other (OO); sole voting power 0; shared voting power 561,632; sole dispositive power 0; shared dispositive power 561,632; aggregate amount beneficially owned 561,632 (1.2% of the class)
- Lapham Andrew (CIK 0001780139): type of reporting person: individual (IN); citizenship or place of organization: Canada (Federal Level) (Z4); member of a group; source of funds: other (OO); sole voting power 37,984; shared voting power 2,228,697; sole dispositive power 37,984; shared dispositive power 2,228,697; aggregate amount beneficially owned 2,266,681 (4.7% of the class)
  Comment: Calculations of percentage ownership in this Schedule 13D with respect to the Reporting Persons are based on a total of 48,380,371 shares of common stock, par value $0.0001 per share ("Common Stock"), of Loop Industries, Inc. (the "Issuer"), outstanding as of July 14, 2026, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on July 14, 2026.
- Northern Private Capital Fund I Limited Partnership (CIK 0001780414): type of reporting person: partnership (PN); citizenship or place of organization: Canada (Federal Level) (Z4); member of a group; source of funds: affiliate funds (AF), other (OO); sole voting power 0; shared voting power 1,667,065; sole dispositive power 0; shared dispositive power 1,667,065; aggregate amount beneficially owned 1,667,065 (3.4% of the class)
- Northern Private Capital Ltd. (CIK 0001781760): type of reporting person: other (OO); citizenship or place of organization: Canada (Federal Level) (Z4); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 2,228,697; sole dispositive power 0; shared dispositive power 2,228,697; aggregate amount beneficially owned 2,228,697 (4.6% of the class)
- CFFI Ventures Inc. (CIK 0001781123): type of reporting person: corporation (CO); citizenship or place of organization: Canada (Federal Level) (Z4); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 2,228,697; sole dispositive power 0; shared dispositive power 2,228,697; aggregate amount beneficially owned 2,228,697 (4.6% of the class)
- Risley John Carter (CIK 0001648293): type of reporting person: individual (IN); citizenship or place of organization: Canada (Federal Level) (Z4); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 2,228,697; sole dispositive power 0; shared dispositive power 2,228,697; aggregate amount beneficially owned 2,228,697 (4.6% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: Loop Industries, Inc.
Address of issuer's principal executive offices: 480 FERNAND POITRAS, TERREBONNE, Quebec Canada (A8), J6Y 1Y4
Comment: This amendment No. 4 (this "Amendment No. 4") supplements and amends certain information in the Schedule 13D filed by Andrew Lapham and Northern Private Capital Fund I Limited Partnership, a Canadian limited partnership, on June 25, 2019, as amended by Amendment No. 1 filed on July 9, 2019, Amendment No. 2 filed on February 23, 2021 and Amendment No 3 filed on April 14, 2022 (the "Original Schedule 13D" and, together with this Amendment No. 4, the "Schedule 13D"). Capitalized terms used but not otherwise defined in this Amendment No. 4 shall have the same meanings ascribed thereto in the Original Schedule 13D. Except as expressly provided herein, all Items of the Original Schedule 13D remain unchanged.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 of the Schedule 13D is amended and restated in its entirety as follows:
(a) and (b) On the filing date of this Amendment No. 4, the Reporting Persons may be deemed to beneficially own, in the aggregate, 2,266,681 shares of Common Stock, representing approximately 4.7% of the Issuer's outstanding shares of Common Stock, based on 48,380,371 shares of Common Stock issued and outstanding as of July 14, 2026.
NPC I LP directly owns 1,667,065 of the shares of Common Stock. NPC I NR LP directly owns 561,632 of the shares of Common Stock. NPC, as the sole manager of NPC I LP and NPC I NR LP, and each of Mr. Lapham and CFFI as owners of NPC, may be deemed to share beneficial ownership of the shares of Common Stock held by each of NPC I LP and NPC I NR LP, or an aggregate of 2,228,697 shares, representing approximately 4.6% of the Issuer's outstanding shares of Common Stock. Mr. Risley may be deemed to beneficially own any shares of Common Stock beneficially owned by CFFI. In addition, each of Messrs. Lapham and Risley control 50%, respectively, of the voting shares of the entity which holds a special limited partnership interest in NPC I LP and NPC I NR LP and 50% of the voting shares of such entity's general partner. Mr. Lapham also has sole beneficial ownership of 37,984 shares of Common Stock.
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5 of the Schedule 13D is amended and restated in its entirety as follows:
(a) and (b) On the filing date of this Amendment No. 4, the Reporting Persons may be deemed to beneficially own, in the aggregate, 2,266,681 shares of Common Stock, representing approximately 4.7% of the Issuer's outstanding shares of Common Stock, based on 48,380,371 shares of Common Stock issued and outstanding as of July 14, 2026.
NPC I LP directly owns 1,667,065 of the shares of Common Stock. NPC I NR LP directly owns 561,632 of the shares of Common Stock. NPC, as the sole manager of NPC I LP and NPC I NR LP, and each of Mr. Lapham and CFFI as owners of NPC, may be deemed to share beneficial ownership of the shares of Common Stock held by each of NPC I LP and NPC I NR LP, or an aggregate of 2,228,697 shares, representing approximately 4.6% of the Issuer's outstanding shares of Common Stock. Mr. Risley may be deemed to beneficially own any shares of Common Stock beneficially owned by CFFI. In addition, each of Messrs. Lapham and Risley control 50%, respectively, of the voting shares of the entity which holds a special limited partnership interest in NPC I LP and NPC I NR LP and 50% of the voting shares of such entity's general partner. Mr. Lapham also has sole beneficial ownership of 37,984 shares of Common Stock.
Transactions in the class effected during the past sixty days: (c) The table below sets forth transactions in Common Stock in the past 60 days by the Reporting Persons. Each of the transactions set forth is an open market sales transaction and attached hereto as Annex A.
Other persons with the right to receive dividends or sale proceeds: (d) Except for the Reporting Persons, no person is known by the Reporting Persons to have the right to receive, or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by the Reporting Persons, other than the limited partners of NPC I LP and NPC I NR LP.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: (e) On August 20, 2026, the Reporting Persons ceased to be the beneficial owners of more than five percent on the Common Stock.

## Signatures
- Northern Private Capital Fund I Non-Resident Limited Partnership: /s/ Andrew Lapham, Andrew Lapham; President and CEO (08/26/2026)
- Lapham Andrew: /s/ Andrew Lapham, Andrew Lapham; Self (08/26/2026)
- Northern Private Capital Fund I Limited Partnership: /s/ Andrew Lapham, Andrew Lapham; President and CEO (08/26/2026)
- Northern Private Capital Ltd.: /s/ Andrew Lapham, Andrew Lapham; President and CEO (08/26/2026)
- CFFI Ventures Inc.: /s/ John Risley, John Risley; CEO (08/26/2026)
- Risley John Carter: /s/ John Risley, John Risley; Self (08/26/2026)